Exhibit 99.1

The9 Limited Announces Result of Annual General Meeting

Shanghai China, December 22, 2025 — The9 Limited (the “Company”) (Nasdaq: NCTY), an established Internet company, today announced that the following proposed resolution submitted for shareholder approval have been duly adopted at its annual general meeting (the “AGM”) of shareholders held in Hong Kong today:

1.	as an ordinary resolution, that Mr. Zhu Jun, whose term of office shall expire on the date of this Annual General Meeting, be re-elected and appointed as a Class III Director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2028 Annual General Meeting or until his successor is duly elected and qualified.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to become a global diversified high-tech Internet company and is engaged in online games operation and Bitcoin mining business.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: http://www.the9.com/

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